Exhibit 21.1

LIST OF SUBSIDIARIES

The following is a list of subsidiaries of the Company as of December 31, 2020:

Subsidiary Legal Name	State or other Jurisdiction of Incorporation or Organization
Atara Biotherapeutics Australia Pty. Ltd.	Australia
Atara Biotherapeutics Ireland Limited	Ireland
Atara Biotherapeutics Netherlands B.V.	Netherlands
Atara Biotherapeutics Switzerland GmbH	Switzerland